Exhibit 19.1

POLICY ON THE PREVENTION OF INSIDER TRADING

FOR

1-800-FLOWERS.COM, Inc.

In the normal course of business, officers, directors and employees of 1-800-FLOWERS.COM, Inc. and its subsidiaries (collectively, “1-800-FLOWERS.COM” or the “Company”) may come into possession of significant, sensitive information about 1-800-FLOWERS.COM. This information is considered the property of 1-800-FLOWERS.COM; you have been entrusted with it. In particular, you may not seek to profit from it by buying or selling securities yourself or passing on the information to others to enable them to profit. The purpose of this policy statement is both to inform you of your legal responsibilities and to make clear to you that the misuse of sensitive information is contrary to Company policy and will be dealt with severely. Persons violating 1-800-FLOWERS.COM policy on insider trading shall be subject to significant disciplinary action, including dismissal and possible criminal prosecution.

Illegal insider trading is a crime, penalized by fines of up to $5,000,000 and 20 years in jail for individuals. In addition, the SEC may seek the imposition of a civil penalty of up to three times the profits made or losses avoided from the trading. Insider traders must also disgorge any profits made and are often subjected to an injunction against future violations. Finally, insider traders may be subjected to civil liability in private lawsuits.

Employers and other controlling persons (including supervisory personnel) are also at risk under federal law. Controlling persons may, among other things, face penalties of the greater of $1,000,000 (adjusted upward for inflation) or three times the profits made or losses avoided by the trader if they recklessly fail to take preventive steps to control insider trading.

Thus, it is important both to you and 1-800-FLOWERS.COM that insider trading violations not occur. You should be aware that stock market surveillance techniques are becoming more and more sophisticated, and the chance that federal or other regulatory authorities will detect and prosecute even small-level trading is significant. The risk is simply not worth taking.

This memorandum describes 1-800-FLOWERS.COM’s Policy on the Prevention of Insider Trading (this “Policy”) to ensure that all 1-800-FLOWERS.COM directors (meaning a member of the Board of Directors), officers, employees and 1-800-FLOWERS.COM itself comply with laws prohibiting trading in 1-800-FLOWERS.COM stock by persons with material, non-public information. This memorandum supersedes all previous communications, if any, on the same subject.

If you have any questions about the scope or application of this Policy then please contact Michael R. Manley, General Counsel (phone: [***], e-mail: [***]@1800flowers.com).

SUMMARY OF POLICY

The following Policy applies to all 1-800-FLOWERS.COM directors, officers and employees worldwide:

If you are in possession of material, non-public information relating to 1-800-FLOWERS.COM, it is 1-800-FLOWERS.COM’s policy that neither you, nor your spouse or your dependents, nor any other person living in your household, may buy or sell securities of 1-800-FLOWERS.COM or engage in any other action to take advantage of, or pass on to others, that information. This Policy also applies to trading in the securities of any other company, including 1-800-FLOWERS.COM’s customers or suppliers, if you are in possession of material, non-public information about that company that you obtained in the course of your employment with 1-800-FLOWERS.COM. This Policy, however, does not apply to and does not prohibit trading pursuant to a plan meeting the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, that has been approved by 1‑800‑FLOWERS.COM.

Transactions that may be necessary or justifiable for independent reasons, including emergency expenditures and transactions planned before you learned the material, non-public information, are not exceptions. Even the appearance of an improper transaction must be avoided to prevent any potential prosecution of 1-800-FLOWERS.COM or the individual trader.

In addition to your obligation to refrain from trading while in possession of material, non-public information, you are also prohibited from “tipping” others. The concept of unlawful tipping includes passing on information to friends or family members, whether or not under circumstances that suggests that you were trying to help them make a profit or avoid a loss. For the avoidance of doubt, the sharing of material information in the absence of a close relationship is also prohibited. In addition to being considered a form of insider trading, tipping is a serious breach of corporate confidentiality. For this reason, you should be careful to avoid discussing sensitive information in any place (for instance, at lunch, on public transportation, at social gatherings, on-line, in elevators) where others may hear such information. You should also be careful when disposing of any materials, including documents and files, which may contain sensitive information.

The rules regarding insider trading – particularly the prohibition against “tipping” others to information not available to the general public – cover all forms and channels of communication, including those conducted via the Internet’s World Wide Web. Information communicated via e-mail, internal and external, is sometimes confidential and “material” in nature and thus subject to insider trading rules. You are cautioned that the various Internet “chat rooms” and message boards dedicated to the stock market are largely unsecured and unregulated and should not be used to communicate any Company information whether confidential or not.

It is the policy of 1-800-FLOWERS.COM that no director, officer or employee shall initiate or respond to messages posted in such forums that pertain to 1-800-FLOWERS.COM or companies that 1-800-FLOWERS.COM does or may do business with about which you may learn something in the course of your employment. Such forums often contain rumors and misinformation that you may, as a loyal employee, feel compelled to correct. However, doing so, even with innocent and laudable intention, could be considered “tipping” and thereby in violation of insider trading rules. Should you come across information posted in an electronic forum that you believe to be false and potentially damaging to 1-800-FLOWERS.COM, please do not respond directly yourself. Instead, kindly contact Michael R. Manley or Andrew Milevoj, Senior Vice President of Investor Relations (phone: (516) 237-4617, e-mail: amilevoj@1800Flowers.com).

If material, non-public information is inadvertently disclosed, no matter what the circumstances, by any director, officer or employee of 1-800-FLOWERS.COM, the person making or discovering that disclosure should immediately report the disclosure to Michael R. Manley.

DEFINITIONS AND DETAILS

1.         “Material” information is information that a reasonable investor would consider important in a decision to buy, sell or hold 1-800-FLOWERS.COM securities. Chances are, if you learn something that leads you to want to buy or sell stock, that information will be considered material. It is important to keep in mind that material information can be any kind of information: information that something is likely to happen, or even just that it may happen, can be considered material. In short, any information that could reasonably affect the price of or influence a person’s decision to buy or sell 1-800-FLOWERS.COM’s stock is “material.” If you are in doubt as to the materiality of non-public information, you should presume that the information is material until you speak with Michael R. Manley.

Examples of material information include, but are not limited to:

-	quarterly or annual financial results
-	knowledge of a cybersecurity breach or harm that resulted from a breach
-	unanticipated changes in the level of sales, orders or expenses
-	contract negotiations with a potentially significant new customer
-	major new products
-	serious product defects or recalls
-	stock splits or dividend information
-	major financings
-	significant personnel changes
-	significant operational changes
-	significant acquisitions or dispositions of assets
-	significant litigation
-	merger negotiations

2.         “Non-public” information is any information that is not reasonably accessible to the investing public. Keep in mind that once 1-800-FLOWERS.COM releases information through public channels (for instance, a press release) it is deemed to take a few additional days for it to be broadly disseminated and for investors to be given the opportunity to absorb the information. For example, a speech to an audience, a TV or radio appearance or an article in a trade magazine does not qualify as full disclosure. Therefore, “non-public” information made available in any such manner will continue to be considered “non-public” until more broadly disseminated and is generally considered “non-public” for the first two business days after the day of release to the public.

3.         All 1-800-FLOWERS.COM directors, officers and other specifically identified employees are considered insiders (“Insiders”). Employees specifically notified by the Company are considered Insiders for purposes of this Policy. An Insider is permitted to trade stock only during certain specified periods (the “trading window”) and only if the Insider is not in possession of material, non-public information. The trading window opens (i.e., trading is permissible) on the third business day after the day on which 1-800-FLOWERS.COM releases information to the financial community about the prior quarter results. The trading window closes (i.e., trading is prohibited) fifteen days prior to the last day of the fiscal quarter in which the window had been opened. In addition, the Company may “shut the window” at any time.

4.         Other 1-800-FLOWERS.COM employees, regardless of title, who acquire material, non-public information are also insiders (“Temporary Insiders”). Temporary Insiders must abide by the “trading windows” applicable to Insiders (see paragraph 3 above). It is a Temporary Insiders’ responsibility to know when a trading window is in effect.

5.         (a) All trades (purchases or sales) of any Company security, including those made while the trading window is open, by any Insider or Temporary Insider, the spouse and dependants of an Insider or Temporary Insider, or any other person living in the household of an Insider or Temporary Insider must be cleared with Michael R. Manley Esq., or counsel designated by him for such purpose, before the trade is initiated. This will help ensure that you do not create the appearance of improperly trading in 1-800-FLOWERS.COM stock.

(b)  Insiders and Temporary Insiders, the spouse and dependents of any Insider or Temporary Insider, and any other person living in the household of an Insider or Temporary Insider (each, a “Restricted Group Member”) shall not (i) purchase or sell financial instruments or derivatives (including, but not limited to, puts and calls) that hedge or offset any change in the market value of Company common stock, or otherwise engage in transactions that are designed to, or have, the same effect or (ii) purchase on margin or pledge Company common stock.

6.         Insiders and Temporary Insiders who wish to exercise their outstanding stock options under the Company’s stock option plan must abide by the following guidelines:

-	If the option is being exercised with a cash payment or with shares of 1-800-FLOWERS.COM common stock, without the concurrent sale of the purchased shares, then the exercise may occur at any time.

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If the option is being exercised in connection with a same-day sale program, the exercise and sale must occur during the quarterly window period specified for open-market transactions and otherwise comply with this Policy.

7.         Even when the trading window is open, all directors, officers and employees must abstain from trading stock while in possession of material, non-public information. 1‑800‑FLOWERS.COM’s directors, officers and employees who acquire material, non-public information may not buy or sell 1-800-FLOWERS.COM stock, including stock obtained by option exercises, from the time they obtain such information until the third business day following a press release of the information by 1-800-FLOWERS.COM or upon approval of Michael R. Manley.

8.         All directors, officers and employees are prohibited from revealing material, non-public information to third parties who may engage in trading activities, and from making buy or sell recommendations to third parties based upon such information. If you are in possession of material, non-public information, your family members and close friends may also be deemed to be in possession of such information, regardless of whether they have actual knowledge of the information (that is, it would be difficult to prove they did not have actual knowledge). Consequently, they could also be liable for violations of the insider trading laws if they trade during a time in which you are prohibited from trading, regardless of whether they actually knew the material, non-public information at that time.

9.         In order to avoid placing employees in a position in which they are prevented from trading, and for other good business reasons, material non-public information should be limited to those who need to know such information in order to perform their jobs. If, however, 1-800-FLOWERS.COM management becomes aware that material non-public information may have been widely disseminated within 1-800-FLOWERS.COM, then management will impose a ban on trading for all employees.

10.         In order to avoid disclosure of material information to parties outside of 1-800-FLOWERS.COM, all inquiries regarding 1-800-FLOWERS.COM’s financial performance, operating results, projections or other requests for financial information should be referred to the Company’s Vice President of Investor Relations. This includes requests by analysts or others to corroborate or comment upon their financial projections for 1-800-FLOWERS.COM.

11.         Any director, officer or employee who knowingly trades 1-800-FLOWERS.COM stock while in the possession of material, non-public information or who provides such information to others will be subject to significant disciplinary action, including dismissal. No exceptions will be made to this Policy, even where the transaction is very small or where the individual planned to make the transaction before learning the information. If you know or suspect that a 1-800-FLOWERS.COM employee has violated this Policy, we encourage you to call Michael R. Manley. You are free to do so on an anonymous basis.

ADDITIONAL PROHIBITED TRANSACTIONS

1.         1-800-FLOWERS.COM believes it is improper and inappropriate for 1‑800‑FLOWERS.COM personnel to engage in short sales of 1-800-FLOWERS.COM’s stock. Therefore, it is 1-800-FLOWERS.COM’s policy that directors, officers and employees of 1-800-FLOWERS.COM (including the spouse and dependents of any such person, any other person living in such person’s household and entities over which such person exercises such control) may not engage in short sales of 1-800-FLOWERS.COM stock under any circumstances. For purposes of this Policy, “short sale” means any transaction in which you may benefit from a decline in 1-800-FLOWERS.COM’s stock price. Similarly, it is 1-800-FLOWERS.COM’s policy that directors, officers and employees of 1‑800‑FLOWERS.COM may not trade in options of 1-800-FLOWERS.COM stock, irrespective of the nature of the options, e.g., puts or calls.

2.         If you are a Board of Directors member or an executive officer, as determined by the Board of Directors, you are bound by Rule 16(b), which prohibits profiting from the purchase and sale of stock during the same six-month period. Finally, you must report any changes in your stock ownership position, including stock granted under an option plan, by filing a Form 4 with the SEC, in most cases, not later than the second business day after the transaction giving rise to the change in your ownership position is executed.

If you have any questions about the scope or application of this Policy, please contact Michael R. Manley.

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